20549-0408

December 1, 2006

Barry Schwartz
Chief Executive Officer
All American Pet Company
16501 Ventura Boulevard
Suite 514
Encino, California 91436

Re: All American Pet Company
   Form SB-2, amendment number 2, filed November 14, 2006
   File Number 333-135283

Dear Mr. Schwartz:

   We have given a full review to your amended Form SB-2 and have the following comments. Where indicated, we think this document should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover

1.   We reiterate our comment that if the shares are not listed at the time of effectiveness, you will need to price the offering. Please revise the cover page and plan of distribution section to indicate the price at which the shares will initially be sold for, and how that will change upon listing.

All American Pet Company, Inc., page 1 and Description of Business, page 11

2. Please updated the June 30 financial information with September 30 information, and when you do, reflect the updated information in the text of the prospectus.

3. We note your response to our prior comment number 3, but we believe that this critical information must be augmented with greater substance so that potential investors have a better understanding of what happened and what will happen. For example, please explain in more detail why you were unable to continue marketing your product and why you were unable to pay supermarkets any "slotting fees." If the reason is that you did not have adequate funding, please say that. Since slotting fees are a one time fee, disclose if they were paid and sales were less than expected and your product dropped by the supermarkets, or if supermarkets stocked your product but because slotting fees owed were not paid, your were not permitted to restock.

4. We note that on June 30, 2006 you had 1,200 stores selling your product, and 6,500 stores at December 30, 2005. We suggest that you include a table that lists dates and number of stores selling your product on that date. We would suggest that the table include at least June 30, 2005 and 2006, December 30, 2005 September 30 2006 and the number of stores using a current date.

5. Based on 6 months sales of $79,303 and 1,200 stores, it appears that per store sales amounted to an average of $11.00 or 11 pounds per month per store of your product. Please discuss this average monthly sales amount per store, and why it is so low or advise us why this would not be relevant to investors.

6. We note that you mention that your product was sold in 1,200 stores at June 1, 2006. We also note that footnote one to the financial statements on page F-8 states that at June 30, 2006 "two customers accounted for 100% of gross sales" and "two vendors accounted for approximately 82% of gross purchases." Where appropriate, please describe this situation in the textual portion of your filing. For example:

    - Disclose how these customers and vendors relate to the 1,200 stores where you have sales.

    - Disclose what these companies do; that is, what is a "customer" and what is a "vendor."

- Disclose who these companies are. Given their materiality, disclose whether or not there is any affiliation, and disclose whether or not there is any contractual obligation on the part of these companies to carry your product. Also, file any material contracts.

7.   Consider a risk factor to address any material dependence on one or a few companies, particularly if there is no contractual obligation to manufacture, purchase or sell your product.

8.   You now say that you hope to achieve profitable operations by the first quarter of 2007, assuming you are able to achieve sales of $2.5 million per month and obtain between $3 and $5 million. Please disclose any plans or commitments, or the lack of such, to raise these funds. Please also disclose the average per month sales for the latest quarter for which you provide financial information.

9.   Where appropriate, please disclose in some detail how you can go from producing and selling 13,000 pounds of product, your average at June 30, 2006, to 2.5 million pounds per month in just three or four months.

Financial Statements

10. Please revise to update your financial statements as required by Rule 3-12 of Regulation S-X.

11. Include an updated consent of the independent auditors in the pre-effective amendment.

Note 11 – Income Taxes, page F-19

12. We note your response to comment 17 of our letter dated September 6, 2006. Paragraph 28 of SFAS 109 states "a deferred tax liability or asset shall be recognized for temporary differences in accordance with the requirements of this Statement at the date that a nontaxable enterprise becomes a taxable enterprise." Please tell us and revise your filing to disclose how you determined there were no temporary or permanent differences on January 11, 2006 that would result in a deferred tax asset or liability.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of your amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions on accounting matters to Matthew Komar, Staff Accountant, at 202-551-3781, or to Sharon Blume, Reviewing Accountant, at 202-551-3474. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William C-L Friar
Senior Financial Analyst

By fax: Kathi Boftian
Fax number: 303-894-9239